12/2/02

AGL

03 JAN 10 AM 10:03

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway North Sydney 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

2 January 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

03003063

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

Attention Mr Michael Coco

Dear Sir

SUPPL

Re: The Australian Gas Light Company
12g3-2(b) Information
File No 82-4797

Enclosed please find information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +612 9922 8644.

Yours sincerely

LJ Fisk
Group Manager Corporate Services &
Company Secretary

dlw 1/14

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 02/12/2002

TIME: 10:01:47

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Concludes Southdown Rotokawa Inetrests Sale

FACSIMILE

FAXED

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

This facsimile is a private communication and its contents may be privileged and confidential. The contents are intended only for the recipient named in this message and any unauthorised use is prohibited. If you have received this facsimile in error please advise us and destroy your copy. Thank you.

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1300 300 021**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: **2 (incl. this)**

DATE: **2 December 2002**

SUBJECT:

Attached is a media release from AGL's New Zealand subsidiary, Natural Gas Corporation re: NGC Concludes Southdown, Rotokawa Interests Sale.

Regards,

Les Fisk
Company Secretary

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

2 December 2002

NEWS MEDIA RELEASE

NGC Concludes Southdown, Rotokawa Interests Sale

NGC Holdings Limited (NGC) said the conditional agreements announced on 13 November 2002 to sell its interests in the Southdown power station and in the output from the Rotokawa geothermal power station to Mighty River Power (MRP) have today become unconditional and the transactions have been settled.

As announced on 13 November, the cash proceeds to NGC from the transactions amounted to approximately $39.5 million. Of this sum, approximately $7 million related to the Rotokawa power purchase agreement interest, with the balance relating to land and other assets associated with Southdown. The transaction also released NGC from $48 million of joint venture non-recourse debt.

NGC Chief Executive, Mr Phil James, said NGC would not realise a profit from the transactions, as proceeds above book value will be applied to the reduction of goodwill.

NGC has previously announced an intention to sell elements of its electricity generation assets. Prior to these agreements, NGC was a 50% joint venture partner with MRP in the Southdown power station, a 118-megawatt capacity gas-fired co-generation station in South Auckland. NGC had no ownership interest in the 24-megawatt capacity Rotokawa geothermal station near Taupo, which is wholly owned by Mighty River Power, but had a 100% interest in a power purchase agreement, under which it bought the electricity generated at Rotokawa and on-sold it under contract.

For further information, please contact NGC at 04 – 576 8700

ASX
AUSTRALIAN STOCK EXCHANGE

03 JAN 10 AM 10:05

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/12/2002

TIME: 11:59:33

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL & Sydney Gas Company Sign Second Gas Supply Agmt

AGL

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

This facsimile is a private communication and its contents may be privileged and confidential. The contents are intended only for the recipient named in this message and any unauthorised use is prohibited. If you have received this facsimile in error please advise us and destroy your copy. Thank you.

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1300 300 021**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: **2 (incl. this)**

DATE: **4 December 2002**

SUBJECT: **AGL and Sydney Gas Company Sign Second Gas Supply Agreement**

SUBJECT:

Attached is a media release on the above subject.

Regards,

Les Fisk
Company Secretary

AGL

media release

4 December 2002

AGL AND SYDNEY GAS COMPANY SIGN SECOND GAS SUPPLY AGREEMENT

The Australian Gas Light Company (AGL) today announced the signing of a second Gas Supply Agreement with Sydney Gas Company NL.

The agreement covers gas to be produced from the next 100 production wells within Stage II of the Camden Gas Project, located 50 kilometres south-west of Sydney. It allows AGL to buy up to 10 PJ of gas per year from Sydney Gas Company for the next 10 years.

Further enquiries contact: Jane McAloon, Group Manager External Affairs
Telephone: 02 9922-8349
Mobile: 0419 447 384

FAXED

AGL

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

This facsimile is a private communication and its contents may be privileged and confidential. The contents are intended only for the recipient named in this message and any unauthorised use is prohibited. If you have received this facsimile in error please advise us and destroy your copy. Thank you.

TO:	**M J Phillips**	**FAX No:**	**9712 1278**
	M R G Johnson		**8232 5905**
	Sir Ronald Brierley		**9247 6372**
	G J Reaney		**9968 4376**
	C J Hewson		**9328 4338**
	D C K Allen	**03**	**8641 4915**
	A B Daniels		**9356 3030**
	Greg Martin		

FROM: **L J Fisk**

PAGES : **2 (incl. this)**

DATE: **4 December 2002**

SUBJECT: **AGL and Sydney Gas Company Sign Second Gas Supply Agreement**

Attached is a copy of a media release on the above subject.

Regards

L J Fisk

03 JAN 10 AM 10:03

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/12/2002

TIME: 15:45:25

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Sale of AGLs interest in Southern Cross Energy

FAXED

AGL

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

This facsimile is a private communication and its contents may be privileged and confidential. The contents are intended only for the recipient named in this message and any unauthorised use is prohibited. If you have received this facsimile in error please advise us and destroy your copy. Thank you.

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1300 300 021**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: **2 (incl. this)**

DATE: **9 December 2002**

SUBJECT: **Sale of AGL's Interest in Southern Cross Energy**

Please find attached media release on the above subject.

Regards,

Les Fisk
Company Secretary

AGL

media release

9 December 2002

Sale of AGL's interest in Southern Cross Energy

The Australian Gas Light Company (AGL) today announced the sale of its 15% equity interest in the Southern Cross Energy Partnership. The sale was made to TEC Desert Pty Ltd, a wholly owned subsidiary of TransAlta, which holds the remaining 85% interest in Southern Cross Energy.

Southern Cross Energy comprises four 40MW natural gas power generation facilities, diesel back up engines and associated transmission networks connected to WMC's nickel and gold mining operations in Western Australia.

The equity interest was purchased by TEC Desert at its book value of $11.9 million before adjustments for working capital.

AGL has previously classified its Western Australian power generation assets as non core, and as such the sale is consistent with AGL's strategy to focus on core strategic assets.

Further Enquiries:
Contact: Jane McAloon, Group Manager External Affairs
Direct: (02) 9922 8349
Mobile: 0402 060 147

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9922 2352
Mobile: 0416 275 273

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/12/2002

TIME: 10:45:22

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC seeks termination of TCC leveraged lease arrangements

AGL

FACSIMILE

FAXED

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

This facsimile is a private communication and its contents may be privileged and confidential. The contents are intended only for the recipient named in this message and any unauthorised use is prohibited. If you have received this facsimile in error please advise us and destroy your copy. Thank you.

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1300 300 021

FROM: COMPANY SECRETARY'S OFFICE

PAGES: 2 (incl. this)

DATE: 12 December 2002

SUBJECT:

Attached is a media release from AGL's New Zealand subsidiary, Natural Gas Corporation re: NGC Seeks Termination of TCC Leveraged Lease Arrangements.

Regards,

Les Fisk
Company Secretary

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

12 December 2002

NEWS MEDIA RELEASE

NGC Seeks Termination of TCC Leveraged Lease Arrangements

NGC Holdings Limited said today it is seeking to terminate the cross border leveraged leasing arrangements relating to the gas turbine, steam turbine, generator, condenser and boiler at its Taranaki Combined Cycle Power Station (TCC) at Stratford.

The lease arrangements were established with Asea Brown Boveri AG & Co Leasing (ABB) in 1999 by Stratford Power Limited, then a subsidiary of TransAlta New Zealand Limited, which was acquired by NGC in March 2000. SPL sold the equipment to ABB Leasing for $255 million and entered into a 13.5-year lease back of the equipment. The lease rentals were prepaid by SPL from the proceeds of sale, and included a debt certificate with ABB intended to fund a portion of the lease rentals and a residual value payment.

ABB's credit rating was recently revised to a level below that provided for in the leasing agreement. In the context of the TCC sale process, NGC now considers it prudent to terminate the lease agreement.

NGC has commenced negotiations with ABB, and expects a termination of the leasing arrangements can be effected in 1-2 months. TransAlta New Zealand Limited received a one-off gross receipt of $13.8 million at the time the lease was put in place in 1999. NGC expects the cost of termination to be no more than this amount. Given the strong indicative bids for TCC, NGC expects to realise sufficient profit on the sale to offset the cost of the lease termination.

NGC Chief Executive Mr Phil James said: "The decision to seek an early termination of the leasing arrangements is not expected to affect our previously announced timetable to sell TCC."

Contact: Keith FitzPatrick, Communications Manager, Natural Gas Corporation
Phone: 04 – 576 8804, Mobile: 027 – 443 8349

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/12/2002

TIME: 13:50:14

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Conference -Future Gas Portfolio

AGL

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

This facsimile is a private communication and its contents may be privileged and confidential. The contents are intended only for the recipient named in this message and any unauthorised use is prohibited. If you have received this facsimile in error please advise us and destroy your copy. Thank you.

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1300 300 021

FROM: COMPANY SECRETARY'S OFFICE

PAGES: 4 (incl. this)

DATE: 18 DECEMBER 2002

SUBJECT: MEDIA CONFERENCE – FUTURE GAS PORTFOLIO

Please find attached presentation given to the media today by AGL's Managing Director, Mr Greg Martin.

Regards

Les Fisk
Company Secretary



THE AUSTRALIAN GAS LIGHT COMPANY
Media Conference
Future Gas Portfolio
18 December 2002

AGL



AGL MARKET POSITION

- Diversified energy portfolio across regulated and market businesses in multiple markets
- Economies of scale and margin focus key to market businesses
- Retail marketing and customer management strategies centred on sustainable long term customer relationships
- Strong risk management focus on wholesale energy costs
- Vertical integration opportunities being pursued to minimise risk & optimise portfolio position

- Developing and building upon positions of market leadership in energy sector value chains in which we compete

AGL

AGL's FOUR PART STRATEGY

DELIVERING MAXIMUM RETURNS

REDEFINING THE PORTFOLIO

COMPLETING BUSINESS PLATFORMS

BUILDING CAPABILITIES



ENERGY RETAIL MARKET LEADERSHIP


AlintaGas
Ergon Energy
Country Energy
Western Power
Integral
Texas Utilities
Energex
Energy Australia
Origin Energy
AGL

AGL has more than 3.1 million retail energy accounts...



COMPLETING BUSINESS PLATFORMS

Keys to Success:-

- Scale & margin
- Energy purchasing costs
- Security of energy supplies
- Strong risk management focus

AGL

$4.5 BILLION GAS & TRANSPORTATION PORTFOLIO


COOPER

Diversified flexible gas supply & transportation portfolio...



COMPLETING BUSINESS PLATFORMS

- Security & flexibility to cater for existing and future customer needs

AGL

COMPETITIVELY PRICED GAS SUPPLIES

- Meets stated objective of building gas & transportation arrangements which lock in:
  - secure
  - diversified
  - market competitive gas
- NSW, SA & ACT markets supplied from Surat & Cooper Basins - supply to Victoria if necessary to meet peak day requirements
- Gippsland gas complements existing Victorian arrangements - supply NSW and ACT through EGP or NSW/Vic interconnector

Flexibility in servicing customers...



COMPLETING BUSINESS PLATFORMS

- Price structures allow portfolio optimisation across markets
- Price reset mechanisms maintain competitive position

AGL

REASSESSMENT OF PNG OPTION

- Conditional foundation customer from March 2002 - expectation of timely commitments from other customers
- AGL required certainty of additional gas supply from 2006
- Delay in PNG customer commitments has resulted in alternate gas supply arrangements announced today
- Advice to ExxonMobil led producer group that AGL is reassessing PNG gas options
- Recent northern Australian market developments confirm PNG project contribution to future gas supplies

Meeting customer requirements a priority...



COMPLETING BUSINESS PLATFORMS

- Time for certainty of PNG gas supply to meet 2006 time frame has passed

AGL

THE WAY FORWARD ....

- Delivering Maximum Returns
  - Integrating Victorian acquisition
- Redefining the Portfolio
  - Rationalising non core businesses
- Completing Business Platforms
  - Assessing further opportunities in wholesale electricity
- Building Capability
  - Maintaining industry leadership

Building on the momentum...









THE AUSTRALIAN GAS LIGHT COMPANY

Media Conference
Future Gas Portfolio
18 December 2002



AGL

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/12/2002

TIME: 08:47:07

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announces new gas supply portfolio

AGL

FACSIMILE

FAXED

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

This facsimile is a private communication and its contents may be privileged and confidential. The contents are intended only for the recipient named in this message and any unauthorised use is prohibited. If you have received this facsimile in error please advise us and destroy your copy. Thank you.

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1300 300 021

FROM: COMPANY SECRETARY'S OFFICE

PAGES: 3 (incl. this)

DATE: 18 DECEMBER 2002

SUBJECT: AGL ANNOUNCES NEW GAS SUPPLY PORTFOLIO

Please find attached media release on above subject.

Regards

Les Fisk
Company Secretary

AGL

media release

18 December 2002

AGL ANNOUNCES NEW GAS SUPPLY PORTFOLIO

The Australian Gas Light Company (AGL) has moved to secure its future gas requirements with a new portfolio of supply and transportation arrangements for the New South Wales, Victorian, South Australian, Queensland and ACT markets.

The new gas supply and transportation portfolio, collectively worth around $4.5 billion, will secure the supply of up to 1,408 petajoules of gas over 15 years, through commercial arrangements with BHP-Billiton/Esso, the Santos-led Cooper Basin Producers and Origin Energy, some of which are conditional. Definitive agreements will be executed early in 2003 following the arrangements announced today.

AGL Managing Director Greg Martin said the new commercial arrangements would underpin the Company's ability to continue providing customers with secure and competitively priced energy.

"These new gas supply arrangements represent some of the most significant transactions of this nature in Australia and are fundamental to AGL securing competitively priced gas supplies for its customers well into the next decade," Mr Martin said.

The new arrangements will see continued gas supply out of the Cooper Basin supplemented by supplies from the Surat/Bowen Basins into the South Australian, NSW and ACT markets, as well as expanding the role of supplies of Gippsland gas into the Victorian, NSW and ACT markets.

"It has always been AGL's stated objective to secure a diversified portfolio of gas supplies at competitive prices to minimise the risks associated with supply delivery and maximise the Company's ability to effectively compete in key Australian gas markets," Mr Martin said.

"These new supply arrangements will enable the Company to achieve all of those objectives. The arrangements contain price reset mechanisms that will ensure AGL maintains its competitive position in the market place," Mr Martin added.

The new arrangements will supplement, and ultimately replace, AGL's existing arrangements with the Santos-led Cooper Basin producers, due to expire in 2006, and the Gippsland Basin producers due to expire around the end of the decade.

Under the new gas supply arrangements AGL has contracted to take up to:

- 563 petajoules from the BHP-Billiton/Esso Gippsland Basin producers
- 505 petajoules from the Santos-led Cooper basin producers; and
- 340 petajoules from Origin Energy's interests in Queensland's Surat/Bowen Basins.

AGL will utilise the Moomba to Sydney, Moomba to Adelaide, GasNet and Eastern Gas pipelines for its transportation requirements.

AGL has today also advised the ExxonMobil led Papua New Guinea to Queensland producer group, that it is re-assessing its options for PNG gas.

AGL became a foundation customer in the PNG pipeline project in March 2002 with the expectation that other customers would commit in a timely enough fashion to allow AGL to meet its 2006 requirements for additional gas at Moomba. The delay in obtaining customer commitments in Queensland has resulted in AGL entering into these new gas supply arrangements to meet existing customers' requirements.

"AGL remains of the view that alternative sources of gas are essential in the longer term to maintain competitive prices and meet forecast demand in the Australian gas market," Mr Martin said.

Recent market developments in Northern Australia give AGL confidence that PNG gas can contribute to satisfying these market requirements.

In addition, AGL will continue to support the proposed pipeline through its role in the AGL Petronas Consortium, which was chosen in 1998 as the preferred developer of the project.

For further information contact:
Jane Counsel
Media Relations Manager
Phone (02) 9922 8352, Mobile 0416 275 273
Fax (02) 9921 2772

Jane McAloon
Group Manager External Affairs
Phone (02) 9922 8349, Mobile 0419 447 384
Fax (02) 9921 8751

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/12/2002

TIME: 09:12:34

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Reaches Conditional Agree't for Sale TCC & Cob Power Stn

AGL

The Australian Gas Light Company
ARBN 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 LEVEL 21 FAX: (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO. **1300 300 021**

FROM: **COMPANY SECRETARY OFFICE**

DATE: **23 December 2002**

PAGES: **2 (including cover sheet)**

SUBJECT: NGC reaches conditional agreements for sale of TCC and Cobb Power Stations

Attached is a media release from AGL's New Zealand subsidiary NGC concerning conditional agreements reached for the sale of its interests in the Taranaki Combined Cycle Power Station (TCC) and the Cobb Hydro Station.

AGL intends to vote in favour of the proposals.

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

23 December 2002

NEWS MEDIA RELEASE

NGC Reaches Conditional Agreements for sale of TCC and Cobb Power Stations

NGC Holdings Limited said today that, following receipt of final bids, it has reached conditional agreements to sell its interests in the Taranaki Combined Cycle Power Station (TCC) to Contact Energy Ltd, and in the Cobb Hydro Station to Trustpower Ltd, for a total of $592.5 million.

Under the agreements, NGC will sell the shares of its wholly-owned subsidiary, Stratford Power Limited, owner of the TCC station, together with associated electricity hedges, for $500 million, and the shares of its wholly-owned subsidiary, Cobb Power Limited, owner of the Cobb Station, for $92.5 million. The prices are subject to completion adjustments for matters such as working capital, plant capacity performance and other NGC performance obligations.

The agreements are conditional upon NGC shareholder approval and, in the case of the TCC agreement, on Contact Energy receiving Commerce Commission clearance. Cash settlement of the transactions will occur on a date to be determined by the timing of the necessary approvals. Subject to Commerce Commission clearance, NGC expects to send materials to shareholders in January for a shareholders' meeting in February.

NGC also announced today that it has reached an agreement with Asea Brown Boveri AG & Co Leasing (ABB) to terminate cross border leveraged leasing arrangements relating to equipment at the TCC station at a cost to NGC of $10.5 million. NGC's intention to terminate these arrangements was announced on 12 December 2002.

NGC Chief Executive Phil James said: "The terms of the conditional agreements are very pleasing, and are value-enhancing to NGC. While still subject to adjustment, NGC expects the proceeds to exceed the net book value of its interests in the TCC and Cobb stations, after providing for sale and associated costs, including termination of the leverage lease arrangements, and the remaining $44 million of NGC goodwill on the acquisition in 2000 of TransAlta New Zealand Limited."

He added: "Having announced the future business strategy for NGC in August, it is pleasing to see a further critical element of that strategy now being achieved. The successful completion of these latest transactions will enable NGC to focus on its objective of developing as a leading infrastructure and energy services company in New Zealand."

A further announcement regarding the completion accounts of these transactions will be made at the conclusion of the sale process.

Contact: Keith FitzPatrick, Communications Manager, Natural Gas Corporation
Phone: 04 – 576 8804, Mobile: 027 – 443 8349